                                                                     Exhibit D-5

                                  BEFORE THE
                     PENNSYLVANIA PUBLIC UTILITY COMMISSION


Application of Pennsylvania Power Company           )
Under sections 1102(a)(3), 2102, and 2811(e) for (1))
A Certificate of Public Convenience Authorizing     )
the Transfer of Certain Transmission Assets         )Docket No. A-00110450 F00__
to American Transmission Systems, Inc.,             )
and (2) Approval of Certain Affiliated Interest     )
Agreements Necessary to Effect the Transfer         )



                                   APPLICATION
                                   -----------


         Pennsylvania Power Company ("Penn Power" or "Company") files this Application for a Certificate of Public Convenience authorizing the Transfer of Certain Transmission Assets to American Transmission Systems, Inc. ("ATSI") and for Approval of Certain Affiliated Interest Agreements Necessary to Effect the Transfer under section 1102(a)(3) and Section 2102 of the Public Utility Code ("Code") (66 Pa. C.S.A. section 1102(a)(3) and Section 2102) ("Application"). This Application is also filed under section 2811(e) of the Electricity Generation Customer Choice and Competition Act ("Competition Act") (66 Pa. C.S.A. section 2811(e)), relating to the divestiture of utility assets.


         The transfer to ATSI is part of a transaction in which all of the FirstEnergy Operating Companies(1) will transfer certain of their electric transmission assets and their operation to ATSI. The transaction is intended to be an intermediate and facilitating step in the subsequent transfer of the assets to a regional transmission organization ("RTO") or to create a vehicle for the addition of transmission assets divested by third parties to it. ATSI's acquisition and operation of these FirstEnergy Operating Company assets at this time will result in a more definitive separation of transmission, generation, and distribution assets and operations and will permit a more efficient and rapid transition to participation in an RTO.

------------------

         (1) Pennsylvania Power Company, Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company.

                                  I. BACKGROUND
                                  -------------

         Penn Power is a public utility whose rates and terms of service are regulated by the Pennsylvania Public Utility Commission ("Commission"). It serves approximately 140,000 customers in a six county area of western Pennsylvania and owns and operates 58 miles of 345 kV, 172 miles of 138 kV, and 408 miles of 69 kV transmission lines. These facilities are to be transferred by Penn Power to ATSI.

         The parent of the FirstEnergy Operating Companies is FirstEnergy Corp., located in Akron, Ohio. The FirstEnergy Operating Companies:

         -        provide electric service to 2.2 million customers;

         - serve a 13,200 square mile area from central and northern Ohio to western Pennsylvania;

         - provide wholesale electric services to 37 municipal electric systems in Ohio and five in Pennsylvania;

         - provide transmission service to 11 rural electric cooperatives in Ohio;

         -        interconnect with six other public utilities at or above 138
                  kV;(2)

         - own and operate 1,153 miles of 345 kV lines, 3,667 miles of 138 kV lines, and 2279 miles of 69 kV lines;

         -        operate as a single electric control area; and

         - participate as members of the East Central Area Reliability Coordination Agreement (ECAR) region.

----------------------------

rmally operated in an open configuration.

         ATSI, an Ohio corporation, is a wholly owned subsidiary of FirstEnergy Corp. ATSI does not currently own or operate any facilities subject to Commission jurisdiction or that of the Federal Energy

Regulatory Commission ("FERC"). Upon obtaining necessary approvals from this Commission and other regulatory bodies having jurisdiction, ATSI will own and operate transmission facilities subject to FERC jurisdiction and will provide transmission services under the terms and conditions set forth in its own Open Access Transmission Tariff ("Tariff"). ATSI will become the control area operator for the FirstEnergy System.

                  FirstEnergy, in order to effect the proposed transfer, needs the approval of various other regulatory agencies. An Application for Authorization to Transfer Transmission Assets to ATSI under Section 203 of the Federal Power Act (16 U.S.C. Section 824b) and Part 33 of FERC's regulations (18 C.F.R. Part 33) was filed with FERC on March 19, 1999. In addition, ATSI filed an application with FERC on April 28, 1999 for acceptance of the Tariff under
Section 205 of the Federal Power Act (16 U.S.C. Section 824d). Copies of these filings have been served on the Commission as required by FERC regulations. In addition, approval of the transaction is being sought from the Ohio Public Utilities Commission and the Securities Exchange Commission ("SEC"). Finally, the Nuclear Regulatory Commission (NRC) has been notified of the transfer.

                 II. DESCRIPTION OF FACILITIES TO BE TRANSFERRED
                     -------------------------------------------

                  The transmission assets to be transferred from Penn Power to ATSI are identified in detail in Schedule A of the Bill of Sale from Penn Power to ATSI, Attachment A, hereto. The determination of whether existing facilities serve a transmission function, and thus should be transferred to ATSI is based upon FERC's seven-factor test as explained in the testimony accompanying ATSI's
Section 203 filing. Essentially, ATSI will acquire from the FirstEnergy Operating Companies transmission facilities currently operating at voltages of 345 kV and 138 kV (the "bulk transmission system") and of 69 kV (the "area transmission system"). ATSI will provide transmission services pursuant to the terms and conditions set forth in its own Open Access Transmission Tariff. The facilities (including fixed and mobile types) to be



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                                      -4-

transferred ("Transferred Facilities") shall include

         (1) transmission lines (including towers, poles, and conductors) and transmission transformers and substations;(3)

         (2)      the System Control Center facility in Wadsworth, Ohio;

         (3) transmission lines providing connections to generation facilities;

         (4) radial taps from the transmission system (excluding the facilities that establish the final circuit connection to distribution facilities or retail customers);

         (4) voltage control devices and power flow control devices directly connected to the transmission system; and

         (6) equipment spares for transmission facilities. The Transferred Facilities comprise all of the facilities currently recorded on the books of Penn Power as "transmission" facilities with the exception of 23 kV facilities which currently are classified as distribution facilities.(4) The Transferred Facilities do not include facilities providing retail service or "distribution" facilities that may be used to provide wholesale transmission service. However, ATSI may use such distribution facilities in order to provide service under its Tariff to existing wholesale customers. The FirstEnergy Operating Companies and ATSI have entered into an Agency Agreement (Appendix C to Attachment B, hereto) under the Open Access Transmission Tariff that commits such distribution facilities for use by ATSI in providing wholesale transmission service under the ATSI Tariff.

         The facilities will be transferred to ATSI at Penn Power's and the other FirstEnergy

------------------------

         (3) The FirstEnergy Operating Companies will lease the land rights associated with these transmission assets to ATSI through Ground Leases. Approval of Penn Power's Ground Lease is discussed in Section VI of this Application.


         (4) Distribution facilities are those operating at voltages below 69 kV, including the final circuit connection to substations providing transformation or connection to any retail customer regardless of voltage level.


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                                      -5-

Operating Companies' net book value as of the date of the transfer. The net book values as of November 30, 1998, the test year in ATSI's Section 205 filing, are:

                                  Original Cost         Accumulated Depreciation           Net Purchase
                                  -------------         ------------------------           ------------
                                    (millions)                 (millions)                   (millions)
                  PP                   $105                        $44                          $61

                  OE                   $590                       $258                         $332

                  CEI                  $323                       $144                         $179

                  TE                   $143                        $68                          $75
                                       -----                      ----                         ----
                  TOTAL                $1161                      $514                         $647

--------------------------------------------------------------------------------

                  In addition, ATSI is expected to purchase certain transmission facilities of Duquesne Light Company ("Duquesne"). FirstEnergy has signed definitive agreements with Duquesne to exchange certain generating capacity as a result of Duquesne's restructuring order at Docket No. R-00974104. As part of those agreements, FirstEnergy committed to purchase transmission facilities owned by Duquesne that are associated with the generating capacity to be received by FirstEnergy. The purchase of the transmission facilities from Duquesne is expected to take place after the transfer of FirstEnergy transmission assets to ATSI. Therefore, ATSI is expected to be the purchaser of the Duquesne transmission facilities. The net book value of the subject Duquesne transmission facilities as of November 30, 1998 was approximately $15 million. The total net purchase price for the FirstEnergy ($647 million) and Duquesne ($15 million) facilities by ATSI will be $662 million.

                  The purchase price will be satisfied by ATSI through the issuance of a combination of debt and equity. Based on the November 30, 1998 net book values, FirstEnergy Corp. will provide $298 million of equity in ATSI and the other $364 million will be in the form of debt to the FirstEnergy Operating Companies. The notes payable to the FirstEnergy Operating Companies by ATSI will be approximately as follows (in millions):


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                                      -6-


                                    PP               $ 34
                                    OE               $187
                                    CEI              $101
                                    TE               $ 42
                                                     ----
                                    Total            $364

The actual amounts will be based upon the net book value of the transferred assets as of the date of closing.

     The accounting entries to be made to record the Penn Power asset sale are:

                                    Debit Cash                         $ 27
                                    Debit Notes Receivable             $ 34
                                    Debit Accumulated Depreciation     $ 44
                                    Credit Utility Plant               $105

Similar entries in appropriate amounts will be made for the other FirstEnergy Operating Companies.

                          III. OPERATION OF FACILITIES
                          ----------------------------

                  ATSI will operate the Transferred Facilities pursuant to its Tariff and an Operating Agreement (Attachment B, hereto) that is subject to FERC jurisdiction. ATSI will have operational control of the transmission and, for the first 3 years, 23 kV facilities of Penn Power; serve as the control area operator over the transmission system; procure, offer and arrange for ancillary services; operate the Open Access Same-Time Information System ("OASIS") in conformance with FERC Order No. 889; and administer its Tariff, including all requests for service under the Tariff. ATSI's operational staff will consist primarily of former employees of FirstEnergy or its operating companies who have appropriate training and experience. ATSI also will be responsible for maintenance of the transmission facilities, and will initially contract with the FirstEnergy Operating Companies to perform the maintenance (See Attachment B).

                  In short, upon receipt of the necessary regulatory approvals, ATSI will commence providing open access transmission service to those existing open access customers served by the FirstEnergy Operating Companies, and any other eligible customer requesting transmission service from


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                                      -7-


ATSI. In addition, post-transfer, the FirstEnergy Operating Companies will become transmission customers of ATSI under its Tariff.

                             IV. COMPETITIVE ISSUES
                             ----------------------

                  Under Section 2811(e) of the Competition Act, the Commission must review whether the disposition of utility assets is likely to result in anticompetitive or discriminatory conduct or the unlawful exercise of market power which would prevent Pennsylvania retail customers from obtaining the benefits of the Competition Act. As explained below, the proposed transfer will have no anticompetitive effect and, in fact, may enhance customers' ability to secure the benefits of retail competition.

                  As noted previously, FirstEnergy seeks only to more definitively separate its generation from its transmission facilities in order to pave the way for complete divestiture of its transmission assets. ASTI does not currently own any generation, distribution or transmission facilities, and will not own or control any generation. Upon completion of the proposed transfer, the FirstEnergy Operating Companies will no longer own transmission facilities. As such, the proposed transfer is competitively benign in that it has no effect on the concentration of generation or transmission assets or market power. Indeed, FirstEnergy's market power only can remain as is or be diminished by the transfer. Furthermore, because the proposed transaction positions FirstEnergy's transmission facilities for divestiture to an RTO, it will facilitate greater competition in the wholesale power market. In short, the formation of ATSI creates greater separation between the distribution, transmission and generation portions of FirstEnergy and thereby reduces the likelihood of anticompetitive or discriminatory behavior.

                             V. STANDARDS OF CONDUCT
                             -----------------------

                  In its Order No. 888, FERC stated that "[f]unctional unbundling will work only if a strong code of conduct (including a requirement to separate employees involved in transmission functions from those involved in wholesale power merchant functions) is in place."(5) To that end, not only does ATSI's Tariff incorporate the Standards of Conduct set forth in FERC's regulations,(6) but, in accordance with section 37.4(c) of FERC's regulations,(7) the FirstEnergy Operating Companies and ATSI have also developed procedures for implementation of the Standards of Conduct. These procedures include the following statement of policy:

                  It is the policy of ATSI to operate the Transmission System in a fair and nondiscriminatory manner and to implement such rules and regulations in the governance of the corporation as necessary to prevent control of the decision-making process by the merchant function of the FirstEnergy Operating companies or its affiliates or any User of the Transmission System. It is the policy of ATSI to own, operate and plan the Transmission System without adverse distinction or preference to the FirstEnergy Operating Companies or Users of the Transmission System, and that investments in new transmission facilities will be made by ATSI without discrimination.

                  Specifically, each employee directly responsible for either the FirstEnergy Operating Companies' wholesale merchant operations or ATSI's transmission operations will be required to sign a Standards of Conduct Acknowledgment and Compliance Statement and to abide by its terms. Managers of departments not directly responsible for these functions will be given a copy of the Standards of Conduct and will similarly be required to sign a Standards of Conduct Acknowledgment and Compliance Statement and to abide by its terms. These managers will also be required to review the Standards of Conduct with all of their employees. Furthermore, the wholesale merchant division of the FirstEnergy Operating Companies will be headquartered several miles from ATSI's System Control Center.
                  The FirstEnergy Operating Companies have established procedures that prevent access by any employee responsible for wholesale merchant functions to the System Control Center for the purpose of obtaining information on transmission capacity, price, curtailments, ancillary services, scheduled

-----------------------------

(5) Order No. 888, FERC Stats. & Regs. [Reg. Preambles 1991-96] at 31,655.

(6) See 18 C.F.R. Part 37.

(7) Id. Section 37.4(c).

maintenance and line outages. Firewalls have been established within the Energy Management System ("EMS") to ensure that transmission information from the EMS can not be accessed by wholesale merchant employees. Implementation of these measures is further evidence of ATSI's commitment to provide non-discriminatory access to the transmission system. Approval of the ATSI standards of conduct has been sought from FERC as part of its Section 205 filing.

                       VI. AFFILIATED INTEREST AGREEMENTS
                           ------------------------------

                  In order to effectuate this transaction, Penn Power requests approval of several affiliated interest agreements under Section 2102 of the Public Utility Code. Commission approval of these agreements is sought to the extent that Section 2107, (66 Pa. C.S.A. Section 2107) relating to approvals by Federal regulatory agencies, does not apply to all or portions of the Agreements. These agreements are:

                  1.       Bill of Sale

                  2.       Ground Lease

                  3.       Promissory Note

                  4.       Operating Agreement

                  The Bill of Sale is designed to convey title to the transmission assets purchased by ATSI from Penn Power and the other FirstEnergy Operating Companies. The Bill of Sale includes an itemization (Schedule A, thereto) of facilities to be transferred and standard representations and warranties. The assets transferred to ATSI under the Bill of Sale include FirstEnergy's rights and interests in any contracts under the FirstEnergy Open Access Tariff. A form of the Bill of Sale is attached hereto as Attachment A.

                  The Ground Lease allows ATSI to use land and rights of way owned by Penn Power and the other FirstEnergy Operating Companies for a term of fifty years. Penn Power will retain ownership of the land with ATSI making annual Base Rent payments to Penn Power of $1,303,674. The Base Rent was calculated using an implicit 11.5% return on equity. The Base Rent payments are net to Penn Power throughout the term, i.e., net of taxes, costs, expenses, liabilities, charges or other deductions except as specifically provided in the lease. A form of Ground Lease is attached hereto as Attachment C.

                  As set forth in Section II, above, ATSI will execute a Promissory Note to Penn Power in an approximate amount of $34 million. The note is payable over 30 years in accordance with the specified payment scheduled attached to the Promissory Note. Interest on the Promissory Note is set at the approximate composite embedded cost of long-term debt for the FirstEnergy Operating Companies of 7.75%. A form of Promissory Note is attached hereto as Attachment D.

                  Lastly, Penn Power will be entering into an Operating Agreement for the planning, operation, and control of the transmission system. This agreement has been filed with FERC and is an integral component of the
Section 203 filing for which FERC approval is sought. To the extent Commission approval is necessary, Penn Power requests that the Operating Agreement, attached hereto as Attachment B, be approved.

                      VII. ADDITIONAL COMMISSION APPROVALS
                           -------------------------------

                  Penn Power has attempted to describe all of the relevant Commission approvals and authorizations necessary to allow this transaction to occur. The complex nature of the transaction and the possible overlap of Pennsylvania and federal agency jurisdiction make it possible that Commission action is necessary on an aspect of the transaction that is not specifically requested in this Application. Therefore, Penn Power requests that the Commission grant any other approvals it deems necessary to allow Penn Power to consummate the sale of its transmission assets.

            VIII. THE PROPOSED TRANSACTION IS IN THE PUBLIC INTEREST
                  --------------------------------------------------

                  ATSI's acquisition and operation of the transmission facilities is in the public interest.

First, ATSI's acquisition and operation of the transmission assets of the FirstEnergy Operating Companies will exceed the "functional" unbundling requirements of Order No. 888, and bring with it greater corporate and organizational separation of transmission from generation. ATSI will be responsible for providing all open access transmission and ancillary services under the proposed ATSI Tariff, and existing open access service agreements under the old FirstEnergy Tariff will be assigned to ATSI. The FirstEnergy Operating Companies will remain responsible for outstanding transmission obligations associated with grandfathered, pre-open access contracts. After the transfer of assets, the FirstEnergy Operating Companies will become network transmission customers of ATSI and will be required to secure transmission service from ATSI in the same manner as unaffiliated transmission customers. The requirement for the FirstEnergy Operating Companies to take service under the open access tariff does not arise as a result of the transfer. Rather, the companies were required to enter into network service agreements under FirstEnergy's own open access tariff under FERC precedent and policy. This arrangement will not, in and of itself, have any impact on transmission rates.

         The current organizational separation between the employees of the FirstEnergy Operating Companies' wholesale merchant divisions and transmission divisions will be significantly strengthened beyond the requirements of Order Nos. 888 and 889, because transmission personnel will become employees of a separate company, ATSI. Responsibility for power generation and transmission will be assigned to separate corporate officers of FirstEnergy. ATSI will have its own board of directors and will operate as a separate value center within FirstEnergy. The result of all these measures will be the further separation of FirstEnergy's wholesale generation and transmission services.

         ATSI will not be engaged in the electric power generation business, and will contract with the FirstEnergy Operating Companies and others on the open market to provide ancillary services on a least cost basis. ATSI will not own distribution facilities, and will arrange for the use of facilities only to the extent required to provide transmission services to wholesale customers served at voltages below 69 kV under the ATSI tariff. ATSI will focus solely on efficiently and effectively operating and maintaining, and where necessary expanding, its transmission system, and will be well situated to respond quickly to customer needs.

         Regulation of the parties after the proposed transaction will not be adversely affected. FirstEnergy will remain an exempt holding company subject to FERC and SEC jurisdiction. This Commission and the Public Utilities Commission of Ohio will continue to regulate retail markets and distribution facilities after the transaction. FERC will retain its full authority to regulate transmission service.

         Transmission service to retail customers will be unaffected by the proposed transaction. Under the Operating Agreement with the FirstEnergy Operating Companies, ATSI is obligated to plan, operate, and maintain the transmission system in accordance with NERC, industry, and applicable regulatory requirements in order to ensure that reliability of service is maintained. Penn Power will continue to be subject to statutory and regulatory requirements as to the adequacy, safety and reliability of its facilities and operations and will retain its obligations to provide reliable electric service to its customers. This Commission will have access to ATSI's books and records to the extent necessary to ensure regulatory compliance. ATSI will become a FERC jurisdictional public utility subject to regulation under the Federal Power Act and its rate schedules will be subject to review and acceptance by FERC under
Section 205 of the Federal Power Act. There will be no lapse in the jurisdictional reach over the FirstEnergy Operating Companies' transactions and facilities. Moreover, any future merger, consolidation, or disposition of ATSI transmission facilities will be subject to prior FERC authorization under
Section 203 of the Federal Power Act.

         The transfer will also facilitate FirstEnergy's efforts to transfer these facilities to an RTO. To be clear, FirstEnergy's formation of ATSI and the transfer of transmission assets to ATSI sought here is not the ultimate goal. Rather, this is a step towards the subsequent transfer of these facilities to an RTO.

FirstEnergy's ultimate goal is to divest ownership, operation and control of its transmission assets from its other assets. FirstEnergy has advised the Commission of its efforts with other transmission owners in the development of the Transmission Alliance. The Transmission Alliance would own, operate, and aggregate regional transmission facilities and could in turn operate transmission facilities of other companies. At present, the four utility systems currently committed to participating in the Transmission Alliance(8) would stretch from Michigan to Virginia and would provide open access transmission service over 43,100 miles of transmission facilities across a region with a population of 23,000,000. The Transmission Alliance is committed to better align the interests of transmission customers with the interests of transmission owners and operators. At the same time, FirstEnergy has not precluded consideration of other regional transmission alternatives. Whatever the regional entity, ATSI's existence as a separate corporate entity and single provider of transmission services will facilitate its participation in an RTO. Moreover, ATSI will have the opportunity to gain some experience in the operation of the transmission system as a stand-alone entity -- experience that will be valuable to the effectuation of the next step.

         The formation of an RTO not based on an existing power pool can be a difficult and time-consuming undertaking. FirstEnergy expects to file a Section 203 application to transfer ownership or operation of ATSI transmission facilities to an RTO in the near future. However, FirstEnergy recognizes that its efforts to gain the necessary consensus to support a new RTO filing at FERC may not be successful. Accordingly, FirstEnergy has committed to FERC that if ATSI has not filed a Section 203 application to transfer ownership or control of its transmission facilities within two years from the date of FERC's approval of the current Section 203 application before that agency, ATSI will file a second
Section 203 application seeking either divestiture of its transmission facilities or the transfer of ownership or control of its transmission facilities to an RTO. FirstEnergy seeks to make it clear that it has no intention to delay the formation of, or participation in, an RTO. Its actions in the Transmission Alliance

--------------------------------

(8) ATSI, American Electric Power, Consumers Energy, and Virginia Electric Power Company will demonstrate this. In offering the two-year divestiture commitment in the FERC proceeding, FirstEnergy seeks only to reinforce its intent to effectuate a separation of transmission from the integrated utility structure. FirstEnergy does not desire delay, and is pursuing a course of action that is hoped and intended to place itself in a FERC-approved RTO well before the close of the two-year period.

                                 IX. CONCLUSION
                                     ----------

         For the foregoing reasons, Penn Power requests that the Commission (a) issue a Certificate of Public Convenience authorizing the proposed transfer of assets, (b) approve the affiliated interest agreements attached hereto, and (c) grant such other approvals as it deems necessary to effectuate this transaction. In doing so, the Commission should find:

         1. That the sale of the identified transmission assets by Penn Power to ATSI is in the public interest;

         2. That the agreements necessary to effect the sale are reasonable and consistent with the public interest; and

         3. That the transaction is not likely to result in anticompetitive or discriminatory conduct or the unlawful exercise of market power.

                  The proposed transaction is a reasonable initial step in the formation of a truly vibrant regional transmission entity. Such an entity is necessary to create the long-term benefits envisioned by the enactment of Competition Act and should be approved.

                                          Respectfully submitted,


                                          ----------------------------------
                                          Stephen L. Feld
                                          Senior Attorney
                                          FirstEnergy Corp.
                                          76 South Main Street
                                          Akron, OH   44308
                                          Phone: 330/761-4207
                                          Fax: 330/384-3875



May 11, 1999